 [Letterhead of Cleary Gottlieb Steen and Hamilton LLP]

Writer's Direct Dial: (212) 225-2510

E-Mail: wgorin@cgsh.com

February 17, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Mail Stop 0407

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sony Corporation
Form 20-F for the fiscal year ended March 31, 2005
Filed June 23, 2005
File Number: 1-06439

Dear Mr. Spirgel:

On behalf of our client Sony Corporation (“Sony”), we set forth herein responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated January 24, 2006 with respect to the above referenced Annual Report on Form 20-F for the fiscal year ended March 31, 2005.

Mr. Larry Spirgel, p. 2

Products and Services, page 17

1.

It appears that the video, television and information and communications operating segments are included in the electronics segment. Please tell us how these operating segments met the aggregation criteria under paragraph 17 of FAS 131.

Sony discloses the sales and operating revenue information by product categories in accordance with paragraphs 36 and 37 of FAS No. 131 as Sony believes that the product category information in the Electronics segment is useful to investors in understanding the sales contributions of the products in this operating segment. For Sony, the Chief Executive Officer is identified as the Chief Operating Decision Maker (CODM) for the Company as that term is used in paragraph 12 of FAS No. 131. As mentioned in paragraph 13 of FAS No. 131, Sony produces various reports on the Electronics segment as well as Sony’s other operating segments, that are provided to the CODM as well as others in the company that present the results of those segments in different ways. Such reports are intended to meet a variety of management needs and are not focused on the decision making of a specific individual. Though some of these reports may include product category information, this information is not necessarily used by the CODM to make decisions on the management of the product category groups within the Electronics segment. To determine the allocation of resources and assessment of performance, the CODM’s focus is not on the individual product category information. Under Sony’s standard organizational structure, information on the results of specific product lines is primarily used by the segment manager of the Electronics segment, as that term is used in paragraph 14 of FAS No. 131. The segment manager for the Electronics segment is not the CEO of the company and is not considered to be the CODM. Therefore, we believe the product categories as disclosed on page 17 do not constitute separate operating segments as defined in paragraphs 10 to 15 of FAS No. 131.

Note 5. Related Party Transactions, page F-27

2.

Please disclose the difference, if any, between the amount at which an investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference. In addition, disclose the aggregate value of each identified investment for which a quoted market price is available. Refer to paragraph 20(a)(3) and (b) of APB 18.

Mr. Larry Spirgel, p. 3

At March 31, 2005, the proportionate share in the underlying net assets of the investee exceeded the carrying value of investments in affiliated companies by Yen 42,731 million. This difference primarily relates to differences in the carrying value of the net assets contributed by Sony and Bertelsmann AG upon the formation of the SONY BMG MUSIC ENTERTAINMENT joint venture in August 2004. The contribution of assets to the joint venture was accounted for at book value. Acquisitions by Bertelsmann AG’s recorded music business shortly prior to the formation of the joint venture resulted in goodwill comprising a significant portion of the assets contributed to the joint venture by Bertelsmann AG, whereas Sony’s contributed assets had a lower historical basis. As a result, Sony’s carrying value of the investment in the joint venture is below its 50% share of the underlying assets of the joint venture. As the contributions for both Sony and Bertelsmann AG were recorded at historical book value by the joint venture, there is a basis difference attributable to a non-depreciable asset (the Bertelsmann goodwill) which is not being amortized. Differences in the carrying value of Sony’s other equity investments and the proportionate share of the fair value of underlying net assets primarily relate to unamortizable goodwill. In future filings, Sony will disclose the difference between the carrying value of the investments in affiliated companies and the proportionate share in the underlying equity in net assets as well as the accounting for the difference to the extent it is material.

In addition, disclose the aggregate value of each identified investment for which a quoted market price is available. Refer to paragraph 20(a)(3) and (b) of APB 18.

Sony’s equity investments included three publicly traded companies at March 31, 2005. The most significant of these companies was Monex Beans Holdings, Inc. which accounted for Yen 67,267 million of the aggregate market value at March 31, 2005 as disclosed on page F-27 of the Annual Report. Subsequent to March 31, 2005, Sony sold a portion of its investment in Monex Beans Holdings, Inc., which resulted in that investment now being accounted for as a FAS 115 available-for-sale security. Sony believes that disclosure on an aggregate basis as permitted in paragraph 20 of APB 18 is appropriate, as the publicly traded equity investments are not considered material to

Mr. Larry Spirgel, p. 4

Sony. On page F-26 of the Form 20-F, Sony identifies those equity investments considered significant to Sony’s operations. The publicly traded equity investments are not included in that listing as they are not considered material to Sony.

Note 10. Insurance-related Accounts, page F-33

(3) Future Insurance Policy Benefits

3.	Please expand your disclosures to comply with paragraphs 38(c) and (d)2-3 of SOP 03-1.

Please note that the disclosure required under paragraphs 38(c) and (d) 2-3 of SOP 03-1 was not previously provided as such disclosure was not considered material to Sony’s overall financial results. For consideration of materiality, Sony refers the Staff to page F-14 of the Form 20-F which discusses the impact of Sony’s adoption of SOP 03-1.

In accordance with SOP 03-1, the present value of death benefits in excess of the projected account balance and the present value of total expected assessments for the minimum guaranteed death benefit (MGDB) liability were determined over a reasonable range of stochastically generated scenarios. Key assumptions, which include mortality, lapse and discount rates were based on actual experience. The majority of Sony’s exposure on guarantees arises from MGDB, with an MGDB liability of Yen 18,865 million recorded as of March 31, 2005.

In future filings, Sony will disclose the information required under SOP 03-1 to the extent that it is material.

Note 16(2). Convertible Bond Plan, page F-51

4.

We note your statement that no accounting recognition was given to either the convertible bonds or the employee loans based on the right of offset. Since the counterparties are related parties (“selected executives”), please disclose the amount of the convertible bonds and the related employee loans or tell us why such disclosure is not necessary. See paragraph 2 of FAS 57 and Rule 4-08(k) of Regulation S-X.

Mr. Larry Spirgel, p. 5

Sony has a Convertible Bond Plan because of restrictions under the Japanese Commercial Code prior to 2002 as discussed in Response No. 5 below. At March 31, 2005, there were 3,136,400 shares exercisable under the Convertible Bond Plan with exercise prices ranging from US$47.94 per share to US$122.98 per share. Sony does not believe that disclosure of the amount of the convertible bonds and employee loans is necessary as the convertible bonds, which are secured directly by the employee loans and cannot be separated from the employee loans, can only be used for purposes of their conversion feature. As the convertible bonds are secured by the employee loans, Sony has the right to set-off the convertible bond against the loan and will do so if the employee decides not to exercise his or her options. The structure of the convertible bonds does not allow the bondholder to redeem the bond at its face value in cash. Further, employees will only make payment on their employee loan if they choose to exercise their “options”. If an employee chooses not to exercise his or her options, there is no obligation for the employee to repay the employee loan.

5.	In addition, please tell us why you structured the compensation plan using convertible debt and employee loans, instead of equity.

Prior to April 2002, under the Commercial Code of Japan in effect at that time, companies were not permitted to issue rights or warrants to purchase or subscribe for shares unless the issuance of such rights or warrants was done in conjunction with the issuance of debt. As a result, it was impractical for Sony to issue “traditional” employee stock options using pure equity. The structure using convertible bonds and employee loans was intended to provide a similar economic benefit to employees under the laws and regulations then effective. The Commercial Code of Japan was amended effective April 2002 in a manner that permitted the issuance of employee stock options, and Sony ceased issuing convertible bonds.

Mr. Larry Spirgel, p. 6

Note 22. Variable Interest Entities, page F-65
6.

We note on page 17 that you account for your 20% MGM holdings under the equity method but record 45% of MGM’s net income as equity in net income of affiliated companies. Citing your basis in the accounting literature, please tell us how you concluded that you are not the primary beneficiary of the MGM.

MGM Holdings has a multi-layered capital structure that includes both Common Stock and a significant amount of Senior Preferred voting stock with detachable Common Stock warrants. While Sony owns 45% of MGM Holdings’ Common Stock, it owns 20% of MGM Holdings’ total equity on a fully diluted basis as a result of the warrants dilution. Accordingly, Sony recognizes 45% of MGM Holdings’ net income and losses under the equity method. In future filings Sony will more clearly explain that the discussion of the 20% holding is on a fully diluted basis.

Sony evaluated the accounting for its interest in MGM Holdings utilizing FIN 46R. MGM Holdings was determined from a qualitative perspective to be a VIE based on the existence of a significant amount of non-investment grade debt. Sony’s variable interests in MGM Holdings include its ownership of Common Stock and Senior Preferred voting stock with detachable Common Stock warrants. In determining whether or not it is the primary beneficiary of MGM Holdings, in addition to Sony’s stock holdings, Sony conservatively also included Sony Picture Entertainment’s distribution agreement with MGM for the distribution of MGM’s film and television catalog as a variable interest to determine the extent of its share of MGM Holdings’ expected losses/expected residual returns. Sony also evaluated the arrangements between it and the other holders of variable interests in MGM Holdings to determine if there were any de-facto agent/related party relationships, as required by FIN 46R, and determined that no such relationships existed. Sony then used a Black Scholes model to determine the variability of MGM Holdings and Sony’s share of the expected losses/expected residual returns based on Sony’s own variable interests in MGM Holdings. As a result of the analysis performed, Sony concluded that it absorbs less than 50% of expected losses of MGM Holdings and does not have the right to receive greater than 50% of expected residual returns. Accordingly, it determined that Sony is not the primary beneficiary of MGM Holdings.

Mr. Larry Spirgel, p. 7

*****

Please call Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation at 212-833-4838, Mr. Dennis Neider, Partner, PricewaterhouseCoopers LLP at 973-236-4996 or me at 212-225-2510 to discuss any questions or comments you may have on this response.

Very truly yours,

/s/ William F. Gorin
William F. Gorin

cc:	Mr. Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Ms. Kathryn T. Jacobson, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Nobuyuki Oneda, Executive Vice President and Chief Financial Officer, Sony Corporation

Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation

Mr. Dennis Neider, Partner, PricewaterhouseCoopers LLP